Exhibit 4.8

SILVER BULL RESOURCES, INC.

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ARRAS MINERALS CORP.

ASSET PURCHASE AGREEMENT

DATED March 19, 2021

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

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5.21 Third Party Beneficiaries	15
5.22 Counterparts	15
5.23 Language	15

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement dated 19th day of March, 2021 is made

B E T W E E N

SILVER BULL RESOURCES, INC., (the “Vendor”)

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ARRAS MINERALS CORP. (the “Purchaser”)

RECITALS

A.       On August 12, 2020, the Vendor, Copperbelt AG (“CB Parent”) and its subsidiary Dostyk LLP executed an option agreement (the “Option Agreement”) pursuant to which the Vendor was granted the sole and exclusive option (the “Option”) to acquire up to a 100% interest in the Beskauga property located in Kazakhstan (the “Beskauga Property”).

B.       On September 1, 2020, the Vendor and CB Parent executed a joint venture agreement (the “JV Agreement”) in connection with mineral license applications for exploration and evaluation of the Stepnoe and Ekidos properties located in Kazakhstan (the “Stepnoe & Ekidos Property”, and, together with the Beskauga Property, the “Project”).

C.       Pursuant and subject to Section 2.5 of the Option Agreement, the Vendor is permitted to transfer all of its right, title and interest in and to the Option and the Option Agreement to the Purchaser by virtue of the Purchaser being an “affiliate” (as that term is defined in the Business Corporations Act (British Columbia)) of the Vendor.

D.       Pursuant to Section 10.5(a) of the JV Agreement, the Vendor is permitted to transfer all of its right, title and interest in and to the JV Agreement to the Purchaser by virtue of the Purchaser being an “Affiliate” (as that term is defined in the JV Agreement) of the Vendor.

E.       Prior to the date hereof, the Vendor entered into (i) a loan agreement with Ekidos Minerals LLP dated August 20, 2020 whereby the Vendor loaned to Ekidos Minerals LLP US$360,000, which was subsequently amended on October 30, 2020 and January 21, 2021 (collectively, “Loan 1”), (ii) a loan agreement with Ekidos Minerals LLP dated December 21, 2020 whereby the Vendor loaned to Ekidos Minerals LLP US$400,000 (“Loan 2”) and (iii) a loan agreement with Ekidos Minerals LLP dated February 23, 2021 whereby the Vendor loaned to Ekidos Minerals LLP US$225,000 (“Loan 3” and, together with Loan 1 and Loan 2, the “Loans”).

F.       The Vendor wishes to sell to the Purchaser and the Purchaser wishes to purchase from the Vendor all of the Vendor’s right, title and interest in and to the Option Agreement, the JV Agreement and the Loans (the “Purchased Assets”) on the terms and conditions set forth herein (the “Transaction”).

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Certain definitions and other clauses pertaining to the interpretation of this Agreement are set out in Schedule 1.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

Article 1
PURCHASE OF ASSETS

1.1          Purchase and Sale. At the Closing Time, on and subject to the terms and conditions of this Agreement, the Vendor shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, the Purchased Assets.

1.2          Assumed Liabilities. At the Closing Time, on and subject to the terms and conditions of this Agreement, the Purchaser shall assume and agree to pay when due and perform and discharge in accordance with their terms, the liabilities of the Vendor associated with the Purchased Assets (the “Assumed Liabilities”). Notwithstanding any other provision of this Agreement, the Purchaser shall not be liable for any Liability of the Vendor other than the Assumed Liabilities. The Retained Liabilities shall remain the sole responsibility of, and shall be retained, paid and performed solely by, the Vendor.

1.3          Purchase Price. The consideration payable by the Purchaser to the Vendor for the Purchased Assets (the “Purchase Price”) shall be $1,367,668.

1.4          Payment of Purchase Price. The Purchase Price shall be paid and satisfied by the issuance by the Purchaser of 36,000,000 common shares in the capital of the Purchaser to the Vendor (the “Consideration Shares”).

1.5          Allocation of Purchase Price. The Parties shall use commercially reasonable efforts to mutually agree on an allocation of the Purchase Price among the Purchased Assets as soon as possible after Closing. The Purchaser and the Vendor shall report an allocation of the Purchase Price among the Purchased Assets in a manner entirely consistent with the allocation agreed upon after Closing and shall not take any position inconsistent therewith in the filing of any Tax Returns or in the course of any audit by any Governmental Authority, Tax review or Tax proceeding relating to any Tax Returns.

1.6          Tax Treatment. For U.S. federal income Tax purposes, the Parties intend that the Transaction be treated as an exchange under Section 351 of the Internal Revenue Code of 1986, as amended. None of the Parties shall take any position that is inconsistent with the treatment contemplated by this paragraph unless required by Applicable Law.

1.7          Bare Trustee. To the extent that any of the Purchased Assets are not transferred to the Purchaser by the Vendor at Closing, or are unable to be registered in the name of the Purchaser at Closing, the Vendor shall hold its interest in all such Purchased Assets as bare trustee, in trust for and on behalf of the Purchaser, until such time as all such interests to all of the Purchased Assets have been transferred to the Purchaser or registered in the name of the Purchaser, as applicable. Vendor agrees that when holding any of the Purchased Assets as bare trustee, in trust for and on behalf of the Vendor, such interests shall be used solely for the purposes of the business of the Purchaser. While so holding the Purchased Assets as bare trustee, Vendor shall not mortgage, transfer, assign or otherwise encumber the Purchased Assets.

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Article 2
REPRESENTATIONS AND WARRANTIES

2.1          Representations and Warranties of the Vendor. As a material inducement to the Purchaser’s entering into this Agreement and completing the Transaction and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendor set out in this Section 2.1, the Vendor represents and warrants to the Purchaser as follows:

(1)          Incorporation and Corporate Power of the Vendor. The Vendor is a corporation incorporated, organized and subsisting under the laws of Nevada, United States. The Vendor has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations hereunder and under all such other agreements and instruments.

(2)          Authorization and Enforceability. The execution and delivery of this Agreement and all agreements and instruments to be executed and delivered hereunder have been duly authorized by all necessary corporate action on the part of the Vendor and this Agreement constitutes the valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

(3)          Books and Records. The Vendor has made available to the Purchaser all books and records material to the Purchased Assets, including financial data and information and all business records and information, whether in paper form or stored electronically, digitally or on computer related media. All financial records with respect to the Purchased Assets accurately reflect the revenues and expenses associated with such Purchased Assets. All books and records relating to the Purchased Assets are in the full possession and exclusive control of, and are owned exclusively by, the Vendor and are not dependent on any computerized or other system, program or device that is not exclusively owned and controlled by the Vendor.

(4)          Title to and Sufficiency of Purchased Assets. The Vendor has good and marketable legal and beneficial title to the Purchased Assets, free and clear of any and all liens, charges, encumbrances and claims of any other Person and there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Vendor of it’s interest in the Project or any part thereof or any of the Purchased Assets. The Purchased Assets constitute all of the property and assets used or held for use in connection by the Vendor in connection with the Project, and there are no other contract or leases to which the Vendor is a party that relate to or arise from the Option Agreement, the JV Agreement, the Loans or the Vendor’s interest in the Project. The Purchased Assets are sufficient to permit the continued development of the Project (to the extent such development involves the Vendor) in substantially the same manner as conducted as of the date hereof.

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(5)          Leases and Contracts. The Vendor is not in default under the Option Agreement, the JV Agreement, the Loans or any other lease or contract included in the Purchased Assets, to the knowledge of the Vendor no other party is in default under the Option Agreement, the JV Agreement, the Loans or any other such lease or contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under the Option Agreement, the JV Agreement, the Loans or any other lease or contract included in the Purchased Assets. Other than the notices required to be given to the counterparties under the Option Agreement and the JV Agreement, no Consent is required nor is any notice required to be given under the Option Agreement, the JV Agreement, the Loans or any other lease or contract included in the Purchased Assets by any Person in connection with the completion of the Transaction in order to maintain all rights of the Vendor under the Option Agreement, the JV Agreement, the Loans and any other lease or contract included in the Purchased Assets. The completion of the Transaction will not result in any default under the Option Agreement, the JV Agreement, the Loans or any other lease or contract included in the Purchased Assets nor afford any Person the right to terminate the Option Agreement, the JV Agreement, the Loans or any other lease or contract included in the Purchased Assets or other contract nor will the completion of the Transaction result in any additional or more onerous obligation on the Vendor under the Option Agreement, the JV Agreement, the Loans or any other lease or contract included in the Purchased Assets. The Option Agreement, the JV Agreement, the Loans and any other lease or contract included in the Purchased Assets are in full force and effect, unamended and the Vendor is entitled to the full benefit and advantage of each of the Option Agreement, the JV Agreement, the Loans and any other lease or contract included in the Purchased Assets in accordance with its terms.

(6)          The Loans. Each of the Loans is a valid obligation which arose in the ordinary course of business of the Vendor and will be collected in the ordinary course of business at its full face value and is not subject to any set-off or counterclaim.

(7)          Licenses and Compliance with Applicable Law. There are no licenses, permits, authorizations, approvals or other evidences of authority of any Governmental Authority required to be transferred to the Vendor which are required for the continued development of the Project (to the extent such development involves the Vendor) in substantially the same manner as conducted as of the date hereof. No consent of, filing with, notice to or waiver from any Governmental Authority is required to be obtained or made by the Vendor in connection with the consummation of the Transaction or to permit the Purchaser to carry on the development of the Project (to the extent such development involves the Purchaser) in substantially the same manner as carried on as of the date hereof.

(8)          Compliance with Anti-Corruption Laws. None of the Vendor, or any of its Representatives or joint venture partners, in carrying out the development of the Project, have violated the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, or the anti-corruption laws of any other jurisdiction applicable to the Vendor or the Project.

(9)          Legal Proceedings and Orders. There is no Legal Proceeding in progress, pending or Threatened against or affecting the Purchased Assets or the Vendor’s title thereto. There is no Legal Proceeding in progress, pending or Threatened against or affecting the Vendor which Legal Proceeding would impede or prevent the Vendor from completing the Transaction. There is no factual or legal basis on which any such Legal Proceeding might be commenced with any reasonable likelihood of success. There is no Order outstanding against or affecting the Project or any of the Purchased Assets. There is no Order outstanding against or affecting the Vendor which Order would impede or prevent the Vendor from completing the Transaction.

(10)        Environmental Matters. The Project has been operated in compliance with all Environmental Laws.

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(11)        Taxes and Tax Returns. All Tax Returns required to have been filed with respect to the Purchased Assets have been duly filed and all such Tax Returns are true, complete and correct in all material respects. All Taxes related to the Purchased Assets that have become due and payable have been properly paid in full. Vendor has not received any written notice of any notice of deficiency or assessment of proposed deficiency or assessment from any Governmental Authority for Taxes relating to the ownership or operation of the Purchased Assets. There are no audits or other claims relating to any liability for Taxes pending or, to the knowledge of the Vendor, threatened with respect to the Purchased Assets. The Purchased Assets are not subject to any Tax liens.

2.2          Representations and Warranties of the Purchaser. As a material inducement to the Vendor’s entering into this Agreement and completing the Transaction and acknowledging that the Vendor is entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Section 2.2, the Purchaser represents and warrants to the Vendor as follows:

(1)          Incorporation and Corporate Power. The Purchaser is a corporation incorporated, organized and subsisting under the laws of the province of British Columbia. The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

(2)          Authorization and Enforceability. The execution and delivery of this Agreement and all other agreements and instruments to be executed and delivered hereunder have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement constitutes the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

2.3          Commissions. Each Party represents and warrants to the other Party that such other Party will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the Transaction because of any action taken by, or agreement or understanding reached by, that Party.

2.4          No Waiver. No investigations, inspections, surveys or tests made by or on behalf of the Purchaser at any time, and no updates to information from the Vendor to the Purchaser shall, or shall be deemed to, affect, mitigate, modify, waive, diminish the scope of or otherwise affect any representation or warranty made by the Vendor in or pursuant to this Agreement, amend any Schedule hereto, or affect any remedies available to the Purchaser, unless in each case agreed to by the Purchaser in writing.

Article 3
CLOSING ARRANGEMENTS

3.1          Closing. The Closing shall take place at 9:00 a.m. (Vancouver Time) on the Closing Date at the offices of the Purchaser’s Counsel in Vancouver, British Columbia, or at such other time on the Closing Date or such other place as may be agreed orally or in writing by the Vendor and the Purchaser.

3.2          Purchaser’s Conditions. The Purchaser shall not be obligated to complete the Transaction unless, at or before the Closing Time, each of the conditions listed below in this Section 3.2 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Purchaser. The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section 3.2 are fulfilled at or before the Closing Time.

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(1)          Representations and Warranties. The representations and warranties of the Vendor in Section 2.1 shall be true and correct at the Closing.

(2)          Vendor’s Compliance and Deliverables. The Vendor shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing:

(a)	a general conveyance and assumption of liabilities agreement,
(b)	evidence of corporate proceedings having been taken by the Vendor to approve this Agreement and the Transaction;
(c)	a bring-down certificate of a senior officer of the Vendor confirming the truth of the representations and warranties in Section 2.1; and
(d)	all other assurances, consents, agreements, elections, documents and instruments as may be contemplated by this Agreement or as reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

(3)          No Law. No Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making the Transaction illegal or (ii) otherwise prohibiting, preventing or restraining the consummation of the Transaction.

3.3          Condition Not Fulfilled. If any condition in Section 3.2 has not been fulfilled at or before the Closing Time or if any such condition is, or becomes, impossible to satisfy prior to the Closing Time, other than as a result of the failure of the Purchaser to comply with its obligations under this Agreement, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a)	terminate this Agreement by notice to the Vendor, as provided in Section 3.6; or
(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

3.4          Vendor’s Conditions. The Vendor shall not be obligated to complete the Transaction unless, at or before the Closing Time, each of the conditions listed below in this Section 3.4 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Vendor. The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser’s control as may be necessary to ensure that the conditions listed below in this Section 3.4 are fulfilled at or before the Closing Time.

(1)          Representations and Warranties. The representations and warranties of the Purchaser in Section 2.2 shall be true and correct at the Closing.

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(2)          Purchaser’s Compliance and Deliverables. The Purchaser shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time, including the issuance of the Consideration Shares to the Vendor, and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Closing:

(a)	a general conveyance and assumption of liabilities agreement,
(b)	evidence of corporate proceedings having been taken by the Purchaser to approve this Agreement and the Transaction;
(c)	a bring-down certificate of a senior officer of the Purchaser confirming the truth of the representations and warranties in Section 2.2; and
(d)	all other assurances, consents, agreements, elections, documents and instruments as may be contemplated by this Agreement or as reasonably required by the Vendor to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Vendor, acting reasonably.

(3)          No Law. No Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making the Transaction illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of the Transaction.

3.5          Condition Not Fulfilled. If any condition in Section 3.4 has not been fulfilled at or before the Closing Time or if any such condition is, or becomes, impossible to satisfy prior to the Closing Time, other than as a result of the failure of the Vendor to comply with its obligations under this Agreement, then the Vendor in its sole discretion may, without limiting any rights or remedies available to the Vendor at law or in equity, either:

(a)	terminate this Agreement by notice to the Purchaser as provided in Section 3.6; or
(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

3.6          Termination. This Agreement may be terminated on or prior to the Closing Date:

(a)	by the mutual written agreement of the Vendor and the Purchaser;
(b)	by written notice from the Purchaser to the Vendor as permitted in Section 3.3; or
(c)	by written notice from the Vendor to the Purchaser as permitted in Section 3.5.

3.7          Effect of Termination. If this Agreement is terminated:

(a)	by the Vendor or by the Purchaser under Section 3.6, subject to Section 3.7(b), all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 5.6 and 5.8, which shall survive such termination; or

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(b)	by a Party under Section 3.6(b) or 3.6(c) and the right to terminate arose because of a breach of this Agreement by the other Party (including a breach by the other Party resulting in a condition in favour of the terminating Party failing to be satisfied), then, the other Party shall remain fully liable for any and all Damages sustained or incurred by the terminating Party directly or indirectly as a result thereof.

Article 4
SURVIVAL AND INDEMNIFICATION

4.1          Survival. All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement, other than the conditions in Article 3, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of any transfer documents or other documents of title to the Purchased Assets and all other agreements, certificates and instruments delivered pursuant to this Agreement and the payment of the consideration for the Purchased Assets.

4.2          Indemnity by the Vendor. The Vendor shall indemnify the Purchaser’s Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)	any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;
(b)	any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;
(c)	any Liability arising from the ownership of the Vendor’s interest in the Project or the Purchased Assets prior to the Closing Date, other than a Liability that is an Assumed Liability;
(d)	any Legal Proceeding to which the Vendor is a party that is related to the Purchased Assets or the Project at any time on or prior to the Closing Date or any Legal Proceeding related to the Purchased Assets or the Project which arises after the Closing Date from facts or circumstances that existed at any time on or prior to the Closing Date; and
(e)	any breach or alleged breach of the Option Agreement, the JV Agreement, the Loans or any other lease or contract included in the Purchased Assets which occurred prior to or on the Closing Date or any breach of the Option Agreement, the JV Agreement, the Loans or any other lease or contract included in the Purchased Assets which occurs after the Closing Date but arises out of a continuation of a course of conduct which commenced prior to the Closing Date.

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For greater certainty and without limiting the generality of the provisions of Sections 4.2(a) and (b), the indemnity provided for in Sections 4.2(b) through (e) shall extend to any Damages arising from any act, omission or state of facts that occurred or existed prior to the Closing Time, and whether or not disclosed in any Schedule to this Agreement. The rights to indemnification of the Purchaser’s Indemnified Parties under this Section 4.2 shall apply notwithstanding any inspection or inquiries made by or on behalf of any of the Purchaser’s Indemnified Parties, or any knowledge acquired or capable of being acquired by any of the Purchaser’s Indemnified Parties or facts actually known to any of the Purchaser’s Indemnified Parties (whether before or after the execution and delivery of this Agreement and whether before or after Closing). The waiver of any condition based upon the accuracy of any representation and warranty or the performance of any covenant shall not affect the right to indemnification, reimbursement or other remedy based upon such representation, warranty or covenant.

4.3          Indemnity by the Purchaser. The Purchaser shall indemnify the Vendor’s Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)	any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; and
(b)	any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

4.4          Claim Notice. If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 4, the Indemnified Party shall promptly give written notice thereof (a “Claim Notice”) to the Indemnifying Party. The Claim Notice shall specify whether the potential Damages arise as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Damages arise as a result of a claim directly by the Indemnified Party against the Indemnifying Party (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and
(b)	the amount of the potential Damages arising therefrom, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive a Claim Notice in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this Article 4 shall be reduced only to the extent that Damages are actually incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give the Claim Notice on a timely basis. Nothing in this Section 4.4 shall be construed to affect the time within which a Claim Notice must be delivered pursuant to Sections 4.5(1) and 4.5(2) in order to permit recovery pursuant to Section 4.2(a) or 4.3(a) as the case may be.

4.5          Time Limits for Claim Notice for Breach of Representations and Warranties.

(1)          Notice by the Purchaser. No Damages may be recovered from the Vendor pursuant to Section 4.2(a) unless (subject to the fraud exception below) a Claim Notice is delivered by the Purchaser in accordance with the timing set out below:

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(a)	with respect to the representations and warranties in Sections 2.1(1), (2) and (4), at any time after Closing;
(b)	with respect to the representations and warranties in Section 2.1(11), at any time before the date that is 90 days after the relevant Governmental Authorities are no longer entitled to assess or reassess the Taxes in question, having regard, without limitation, to:
(i)	any waiver given before the Closing Date in respect of such Taxes; and
(ii)	any entitlement of a Governmental Authority to assess or reassess in respect of such Taxes without limitation in the event of fraud or misrepresentation attributable to neglect, carelessness or willful default; and
(c)	with respect to all other representations and warranties, on or before the date that is 24 months following the Closing Date,

provided, however, that in the event of fraud relating to a representation and warranty of the Vendor in this Agreement, then notwithstanding the foregoing time limitations, the Purchaser Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. Unless (subject to the fraud exception above) a Claim Notice has been given in accordance with the timing set out in Section 4.5(1)(b) or 4.5(1)(c), with respect to the representations and warranties referred to in any such Section, the Vendor shall be released on the date set out in Section 4.5(1)(b) or 4.5(1)(c) from all obligations in respect of representations and warranties referenced in those Sections and from the obligation to indemnify the Purchaser’s Indemnified Parties in respect thereof pursuant to Section 4.2(a). This Section 4.5(1) shall not be construed to impose any time limit on the Purchaser’s right to assert a claim to recover Damages under Sections 4.2(b) through (e), whether or not the basis on which such a claim is asserted could also entitle the Purchaser to make a claim for Damages pursuant to Section 4.2(a).

(2)          Notice by the Vendor. No Damages may be recovered from the Purchaser pursuant to Section 4.3(a) unless a Claim Notice is delivered by the Vendor on or before the date that is 24 months following the Closing Date. Unless a Claim Notice has been given on or before the date that is 24 months following the Closing Date in respect to each particular representation and warranty, the Purchaser shall be released on the date that is 24 months following the Closing Date from all obligations in respect of that particular representation and warranty and from the obligation to indemnify the Vendor’s Indemnified Parties in respect thereof pursuant to Section 4.3(a). This Section 4.5(2) shall not be construed to impose any time limit on the Vendor’s right to assert a claim to recover Damages under Section 4.3(b), whether or not the basis on which such a claim is asserted could also entitle the Vendor to make a claim for Damages pursuant to Section 4.3(a).

4.6          Calculation of Damages. For greater certainty, for the purpose only of calculating the amount of Damages under this Article 4, the representations and warranties of the Parties contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement shall be deemed to have been made without qualifications as to materiality where the words or phrases “material”, “immaterial”, “in all material respects” or words or phrases of similar import are used, such that the amount of Damages payable to an Indemnified Party is not subject to any deduction in respect of amounts below the level of materiality stated in the relevant representation and warranty. Further, the calculation of such amount shall not be affected by any inspection or inquiries made by or on behalf of the Party entitled to be indemnified under this Article 4.

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4.7          Agency for Non-Parties. Notwithstanding Section 5.21, each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party’s Indemnified Parties on behalf of each such Indemnified Party.

4.8          Direct Claims. In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of a Claim Notice in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 4, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

4.9          Third Party Claims.

(1)          Rights of Indemnifying Party. In the event a Claim Notice is delivered with respect to a Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in but not control the negotiation, settlement or defence of the Third Party Claim, which control shall rest at all times with the Indemnified Party.

(2)          Other Rights of Indemnified Party. The Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

4.10       Interest on Damages. The amount of any Damages which is subject to indemnification hereunder shall bear interest from and including the date the Indemnified Party was notified of the claim for Damages at the Prime Rate calculated from and including such date to but excluding the date reimbursement of such Damages by the Indemnifying Party is made, compounded monthly, and the amount of such interest shall be deemed to be part of such Damages.

Article 5

GENERAL

5.1          Actions on Non-Business Days. If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

5.2          Currency and Payment Obligations. Except as otherwise expressly provided in this Agreement:

(a)	all dollar amounts referred to in this Agreement are stated in Canadian Dollars; and
(b)	any payment contemplated by this Agreement shall be made by cash, certified cheque or any other method that provides immediately available funds.

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5.3          Calculation of Interest. In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

5.4          Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Vancouver time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. Vancouver time on the next succeeding Business Day.

5.5          Schedules and Exhibits. The Schedules and Exhibits listed below and attached to this Agreement are incorporated herein by reference and deemed to be part of this Agreement.

Schedules

1.0	- Definitions and Interpretation

5.6          Expenses. Except as otherwise expressly provided herein, each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers).

5.7          Payment of Taxes. Except as otherwise provided in this Agreement, the Purchaser shall pay all Taxes applicable to, or resulting from the Transaction (other than Taxes payable by the Vendor under Applicable Law) and any filing, registration, recording or transfer fees payable in connection with the instruments of transfer provided for in this Agreement.

5.8          Public Announcements. Except to the extent otherwise required by Applicable Law or with the prior consent of the other Party, neither Party shall make any public announcement regarding this Agreement or the Transaction.

5.9          Notices.

(1)          Mode of Giving Notice. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by fax, e-mail (return receipt requested) or other similar means of electronic communication, in each case to the applicable address set out below:

(a)	if to the Vendor, to:

Silver Bull Resources, Inc.

777 Dunsmuir Street, Suite 610

Vancouver, BC

V7Y 1K4

Attention: Timothy Barry

Email: Tbarry@silverbullresources.com

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with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard St.,

Suite 2600, Three Bentall Centre

Vancouver, BC,

V7X 1L3

Attention: Susan Tomaine

Email: susan.tomaine@blakes.com

(b)	if to the Purchaser, to:

595 Burrard St.,

Suite 2600, Three Bentall Centre

Vancouver, BC,

V7X 1L3

Attention: Christopher Richards

Email: CRichards@silverbullresources.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard St.,

Suite 2600, Three Bentall Centre

Vancouver, BC,

V7X 1L3

Attention: Susan Tomaine

Email: susan.tomaine@blakes.com

(2)          Deemed Delivery of Notice. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing, e-mailing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, faxed, e-mailed or sent before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided, however, that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3)          Change of Address. Any Party may from time to time change its address under this Section 5.9 by notice to the other Party given in the manner provided by this Section 5.9.

5.10       Time of Essence. Time shall be of the essence of this Agreement in all respects.

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5.11       Further Assurances. Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Party may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

5.12       Co-operation in Filing of Tax Returns. The Purchaser agrees to provide to the Vendor all reasonable co-operation following the Closing Date in connection with the filing of Tax Returns of the Vendor in respect of which the books and records delivered to the Purchaser pursuant to this Agreement are relevant.

5.13       Entire Agreement. This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement.

5.14       Amendment. No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

5.15       Waiver. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver and then only in the specific instance and for the specific purpose for which it has been given. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

5.16       Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.17       Remedies Cumulative. The rights, remedies, powers and privileges herein provided to a Party are cumulative and in addition to and not exclusive of or in substitution for any rights, remedies, powers and privileges otherwise available to that Party.

5.18       Attornment. Each Party agrees (a) that any Legal Proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of British Columbia, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such British Columbia court; (b) that it irrevocably waives any right to, and shall not, oppose any such Legal Proceeding in the Province of British Columbia on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from an British Columbia court as contemplated by this Section 5.18.

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5.19       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia the laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as a British Columbia contract.

5.20       Successors and Assigns; Assignment. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. Neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party.

5.21       Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties, and except as specifically provided for in Section 4.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

5.22       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile, e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

5.23       Language. The Parties have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language. Les parties aux présentes ont exigé que le présent contrat et tous autres contrats, documents ou avis afférents aux présentes soient rédigés en langue anglaise.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

SILVER BULL RESOURCES, INC.
By:	/s/ Timothy Barry
Name: Timothy Barry
Title: President & CEO

ARRAS MINERALS CORP.
By:	/s/ Brian Edgar
Name: Brian Edgar
Title: Director

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SCHEDULE 1.0
DEFINITIONS AND INTERPRETATION

1.	Definitions.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

“Agreement” means the Asset Purchase Agreement to which this Schedule 1.0 is attached, together with all Schedules attached thereto.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, (a) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law, (b) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively, in the foregoing clauses (a) and (b), “Law”) in each case relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

“Assumed Liabilities” has the meaning set out in Section 1.2.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Vancouver.

“Canadian Dollars” means the lawful currency of Canada.

“Claim Notice” has the meaning set out in Section 4.4.

“Closing” means the completion of the purchase and sale of the Purchased Assets in accordance with the provisions of this Agreement.

“Closing Date” means March __, 2021 or such earlier or later date as may be agreed to in writing by the Parties.

“Closing Time” means the time of Closing on the Closing Date provided for in Section 3.1.

“Consent” means any consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person (other than the Vendor) which is provided for or required: (a) pursuant to the terms of any lease or other contract of the Vendor; or (b) under any Applicable Law, in either case in connection with the sale of the Purchased Assets to the Purchaser on the terms contemplated in this Agreement, to permit the Purchaser to use the Purchased Assets after Closing, or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

“Damages” means, whether or not involving a Third Party Claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, Taxes, damages available at law or in equity (including incidental, consequential, special, aggravated, exemplary or punitive damages), expense (including consultant’s and expert’s fees and expenses and reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions and reasonable costs, fees and expenses of investigation, defence or settlement) or diminution in value.

“Direct Claim” has the meaning set out in Section 4.4.

“Environmental Law” means Applicable Law in respect of the protection of the natural environment or any species or organisms that make use of it, public or occupational health or safety or the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances.

“Governmental Authority” means:

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);
(b)	any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;
(c)	any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and
(d)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association.

“GST/HST” means all goods and services tax and harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada).

“Hazardous Substance” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual and includes any contaminant, waste or substance or material defined, prohibited, regulated or reportable pursuant to any Environmental Law.

“Indemnified Party” means a Person whom the Vendor or the Purchaser, as the case may be, is required to indemnify under Article 4.

“Indemnifying Party” means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party under Article 4.

“ITA” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supplement).

“Law” has the meaning set out in the definition of “Applicable Law”.

“Legal Proceeding” means any litigation, action, application, suit, investigation, hearing, claim, complaint, deemed complaint, grievance, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any Governmental Authority, and includes any appeal or review thereof and any application for leave for appeal or review.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

“Prime Rate” means the prime rate of interest per annum quoted by the Canadian Imperial Bank of Commerce from time to time as its reference rate of interest for Canadian dollar demand loans made to its commercial customers in Canada and which the Canadian Imperial Bank of Commerce refers to as its “prime rate”, as such rate may be changed from time to time.

“Purchase Price” has the meaning set out in Section 1.3.

“Purchased Assets” has the meaning set forth in the Recitals to this Agreement.

“Purchaser” has the meaning set out in the preamble to the Agreement.

“Purchaser’s Counsel” means Blake, Cassels & Graydon LLP.

“Purchaser’s Indemnified Parties” means the Purchaser and the Purchaser’s Affiliates and their respective Representatives.

“Representative” when used with respect to a Person means each director, officer, employee, consultant, financial adviser, legal counsel, accountant and other agent, adviser or representative of that Person.

“Retained Liabilities” means all Liabilities of the Vendor other than the Assumed Liabilities.

“Tax Returns” means all returns, information returns, reports, declarations, elections, notices, filings and statements in respect of Taxes that are required to be filed with any applicable Governmental Authority, including all amendments, schedules, attachments or supplements thereto and whether in tangible or electronic form.

“Taxes” means, with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, GST/HST, sales taxes, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties.

“Third Party Claim” has the meaning set out in Section 4.4.

“Threatened”, when used in relation to a Legal Proceeding or other matter, means that a demand or statement (oral or written) has been made or a notice (oral or written) has been given that a Legal Proceeding or other matter is to be asserted, commenced, taken or otherwise pursued in the future.

“Vendor” has the meaning set out in the preamble to the Agreement.

“Vendor’s Indemnified Parties” means the Vendor, the Vendor’s Affiliates and their Representatives.

2.	Additional Rules of Interpretation.

(1)          Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2)          Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3)          Section References. Unless the context requires otherwise, references in this Agreement to Articles, Sections or Schedules are to Articles or Sections of this Agreement, and Schedules to this Agreement.

(4)          Words of Inclusion. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

(5)          References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6)          Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(7)          Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8)          Knowledge. Where any representation, warranty or other statement in this Agreement is expressed to be made by the Vendor to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Vendor or of which the Vendor is aware, it shall mean such knowledge as is actually known to, or which would have or should have come to the attention of, the officers or employees of the Vendor who have overall responsibility for or knowledge of the matters relevant to such statement.